22 April 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 471,400 RELX PLC ordinary shares at a price of 1241.7045p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 74,764,080 ordinary shares in treasury, and has 1,101,875,269 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 10,884,300 shares.

RELX NV announces that today, it purchased (through UBS Limited) 419,600 RELX NV ordinary shares at a price of €14.9566 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 66,802,594 ordinary shares in treasury, and has 982,037,728 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 9,689,200 shares.